Exhibit 23


                          Independent Auditors' Consent


The Compensation Committee of
    First Niagara Financial Group, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the First Niagara Financial Group, Inc. 401(k) Plan, of our independent auditors' report dated June 12, 2002 relating to the statements of net assets available for plan benefits of First Niagara Financial Group, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, and the schedule of assets held at end of year as of December 31, 2001, which report is included in the Form 11-K of the First Niagara Financial Group, Inc. 401(k) Plan.


                                  /s/ KPMG LLP

June 26, 2002
Buffalo, New York